Exhibit 99.1

Date: April 04, 2013	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Alamos Gold Inc

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	May 03, 2013

Record Date for Voting (if applicable) :	May 03, 2013

Beneficial Ownership Determination Date :	May 03, 2013

Meeting Date :	June 06, 2013

Meeting Location (if available) :	130 King Street West, Toronto ON

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

Beneficial Holders Stratification Criteria:

Number of shares greater than:	n/a

Holder Consent Type(s):	n/a

Holder Provinces-Territories:	n/a

NAA for Registered Holders	No

Registered Holders Stratification Criteria:

Number of shares greater than:	n/a

Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	011527108	CA0115271086

Sincerely,

Computershare

Agent for Alamos Gold Inc